                                                   June 21, 2005

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate
Finance Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Max A. Webb

         Re:      TBS International Limited
                  Registration Statement on Form 8-A (File No. 001-32537)

Ladies and Gentlemen:

         TBS International Limited (the "Company") hereby requests that the above-referenced registration statement on Form 8-A, which was filed on June 17,
2005 under accession number 0000950136-05-003554 (the "Registration Statement"), be withdrawn, effective immediately.

         The Registration Statement erroneously registered a class of the
Company's securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Registration Statement should have registered a class of the Company's securities under Section 12(g) of the
Exchange Act. No securities to be registered under the Registration Statement have been sold. Accordingly, the Company hereby requests the immediate withdrawal of the Registration Statement. The Company intends to file a new registration statement on Form 8-A under Section 12(g) of the Exchange Act as soon as possible.

                                    TBS INTERNATIONAL LIMITED

                                    By: /s/ Joseph E. Royce
                                       ----------------------------
                                    Name:  Joseph E. Royce
                                    Title: President and Chief Executive Officer